April 16, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: China Water Group, Inc. Registration Statement on Form SB-2, Number 333-129064 (the “Registration Statement”)

Ladies and Gentlemen:

Please be advised that the above captioned corporation hereby withdraws the above captioned registration statement on Form SB-2, pre effective amendment 2 to which was filed on May 22, 2006.

No offers or sales of securities were made pursuant to the Registration Statement.

Very truly yours,

CHINA WATER GROUP, INC..

By: /s/ Chong Liang Pu, Chairman
       Chong Liang Pu, Chairman